

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   October 27, 2009

Mr. Brian A. Pearlman Esq.
Attorney at Law
401 E. Las Olas Boulevard , Suite 1650
Fort Lauderdale, Florida 33301

Re: Divine Skin, Inc.
        Amendment No. 4 to Registration Statement on Form 10-SB
        Filed on: October 16, 2009
        File No.: 0-53680

Dear Mr. Pearlman:

       As you were advised by telephone on October 27, 2009, we have completed our review of your Form 10-SB registration statement and we have no further comments at this time.

                                    Sincerely,

                                    Craig Slivka
                                    Special Counsel

cc: Daniel Khesin
        1680 Meridian Avenue, Suite 301
        Miami, Florida 33139